KERRY

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

9th April, 2008..

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

dlw 4/21

STANDARD FORM TR-1

VOTING RIGHTS ATTACHED TO SHARES– ARTICLE 12(1) OF DIRECTIVE 2004/109/EC
FINANCIAL INSTRUMENTS – ARTICLE 11(3) OF THE COMMISSION DIRECTIVE 2007/14/EC

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: **Kerry Group plc**
2. Reason for the notification (please tick the appropriate box or boxes):

   [x] an acquisition or disposal of voting rights

   [ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

   [ ] an event changing the breakdown of voting rights
3. Full name of person(s) subject to the notification obligation: **Invesco Limited**
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached: **28 March 2008**
6. Date on which issuer notified; **3 April 2008**
7. Threshold(s) that is/are crossed or reached: **5%**
8. Notified details:

A) Voting rights attached to shares							
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Kerry Group plc IE0004906560	**11,998,587**	**11,998,587**	**10,451,595**		**10,451,595**		**5.98%**
SUBTOTAL A (based on aggregate voting rights)	**11,998,587**	**11,998,587**	**10,451,595**		**10,451,595**		**5.98%**

B) Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
		SUBTOTAL B (in relation to all expiration dates)		

Total (A+B)	**number of voting rights**	**% of voting rights**
	10,451,595	**5.98%**

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Invesco Hong Kong Ltd - 25,174

Invesco Asset Management Company (Japan) Ltd – 12,856

Invesco Asset Management Ltd – 171,746

Invesco Asset Management GmbH – 20,471

Invesco Asset Management GmbH & Invesco GT Asset Management – 141,245

Invesco Kapitalanlagegesellschaft GmbH – 10,571

Invesco GT Asset Management SA – 9,183

Invesco Asset Management Ltd & Invesco Asset Management GmbH – 8,037

AIM Funds Management Inc – 9,770,019

Invesco Asset Management Ireland Limited & Aim Funds Management Inc – 45,474

AIM Advisors & AIM Funds Management Inc – 26,800

Stein Roe & Aim Funds Management Inc – 28,700

Invesco Asset Management (Japan) Ltd & AIM Trimark – 122,700

Invesco Institutional (N A) Inc – 13.603

PowerShares Capital Management Ireland – 525

PowerShares Capital Management LLC – 1,205

Invesco Institutional (N A) Inc & Invesco Asset Management GmbH – 38,186
Invesco GT Asset Management SA (Luxembourg) & AIM Funds Management Inc – 5,100

10. In case of proxy voting: [*name of the proxy holder*] will cease to hold [*number*] voting rights as of [*date*].

11. Additional information:

Done at [*place*] on [*date*].

END

END